Ballard Power Systems Inc.

News Release

Ballard Progresses Licensing Strategy Through Telecom Backup Power Agreement in China

For Immediate Release – June 19, 2014

Rugao, China – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced the signing of a definitive agreement with Azure Hydrogen (Azure) in relation to an assembly license for Telecom Backup Power systems for the China market. The agreement has a value of approximately $6 million over the 2014-15 period.

John Sheridan, Ballard’s President and Chief Executive Officer said, “The Telecom Backup Power market is a key growth driver for our business and is also a significant opportunity in China given the scale of the market and China’s growing focus on clean energy technology.”

In addition to the payment for the assembly license, under the agreement Ballard will be the exclusive supplier of subsystems – including FCgenTM-1020ACS air-cooled fuel cell stacks and fuel processors – and will receive a royalty payment for each Telecom Backup Power system sold in China, should Azure successfully execute its Business Plan and achieve volume commitments.

Licensing of Ballard’s deep portfolio of fuel cell intellectual property (IP) and fundamental know-how, including the recently acquired IP portfolio of United Technologies Corporation which encompasses approximately 800 PEM fuel cell patents, is a key element of the Company’s three-level business model, along with product sales and Engineering Services.

Fuel cell systems provide highly reliable backup power solutions for wireless telecom operators at an attractive lifecycle cost. Ballard’s ElectraGen™ portfolio of fuel cell power generation systems, fuelled by either direct hydrogen or methanol, are particularly well suitable for extended duration runtime applications. These compact, scalable systems offer significant financial and environmental advantages in comparison to the alternatives of lead acid batteries or diesel generators.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated market growth drivers, product attributes and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com